Liquid Media Announces 187% Increase in Revenue Over Fiscal First Quarter

Company Regains Financial Reporting Compliance as it Reports Second Quarter 2022 Financial Results and Provides a Corporate Update

VANCOUVER, British Columbia, August 30, 2022 – Liquid Media Group Ltd. (the “Company”, “Liquid Media” or “Liquid”) (Nasdaq: YVR) announces financial results from its second quarter for fiscal year 2022 ended May 31, 2022.

Financial highlights from the quarter and corporate highlights to date include:

●Revenues for Q2 2022 were $1,657,569, compared to $577,689 in Q1 2022, an increase of 187%.  This also compares to $1,373 during the same period of 2021, an increase of 120,626%.

●Gross profit was $496,618 as of May 31, 2022, compared to a gross loss of $130,306 for the year ago period

●Operating expenses were $2.5 million for the quarter ended May 31, 2022.

●Total cash as of May 31, 2022 was $1.5 million

●Joshua Jackson assumes role of Interim Chief Executive Officer

●Digital Cinema United (DCU) Expands Digital Cinema Production Delivery Platform

●Projektor, Liquid’s content marketplace platform, launched

●Tom Casey joins Board of Directors

●Liquid Media’s iGEMSpro launched “Distribution Revolution” course

●CORE IR engaged for investor relations and shareholder communications services

●Second Annual Filmocracy Fest, with Liquid returning as key sponsor

●Sheri Rempel named Interim Chief Financial Officer

●Announced partnership with Vuulr, a global B2B digital content marketplace for the acquisition and distribution of film and television rights

●Expanded content distribution partnership with Insight TV

CEO Joshua Jackson comments, “Our goal to become the go-to resource to help independent creators navigate through the full lifecycle of intellectual property, from creation to monetization, providing resources from inception to development,financing, delivery, and monetization - allowing creators to continue telling their stories and reaching their audiences  Our growth over this period serves to further strengthen our belief that we are stronger together, as each company in the group continues to excel individually and collaboratively. We are particularly pleased to have regained compliance with our financial reporting, which we expect will have a significant impact on the Company from an investor perspective.  We are also ensuring that our corporate infrastructure meets our growing needs as a public company, and ultimately will position us as a leader in the industry.

“Meanwhile, we continue to expand our resources and improve our impact on the industry through key partnerships and acquisitions.  Our partnerships with Vuulr and Insight TV will provide our customers with expanded access to a hungry-for-content market.  We also brought our previously announced Projektor platform live, creating new opportunities for content providers to access distribution venues through our existing partners like Insight, Vuulr and dotstudioPRO.  We look forward to continuing to develop new resources and report the successes of our subsidiaries, partners, and clients in the months to come,” concluded Mr. Jackson.

Q2 2022 Financial Results

For the quarter ended May 31, 2022, sales increased by $1,656,097 to $1,657,470 from $1,373 for the comparative quarter due to the acquisitions of IndieFlix, iGEMS, and DCU.

Gross profit increased by $626,924 to $496,618 for the quarter ended May 31, 2022 from a loss of $130,306 for the comparative quarter.  The increase in gross profit is attributable to the Company acquiring IndieFlix and DCU which had, and continue to have, positive gross profit prior to the acquisition and the Company writing off three license agreements during 2021 that no longer needed to be amortized during the current quarter.

Operating expenses increased by $1,097,014 to $2,508,889 for the quarter ended May 31, 2022 from $1,411,875 for the comparative quarter.  Further information can be obtained from the Company’s filings on the SEC website at www.sec.gov.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is an entertainment company empowering independent IP creators. Liquid’s end-to-end solution enables professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

CONTACT:

Investors / Business

Justin Kulik

CORE IR

justin@coreIR.com

Industry

Jane Owen

Jane Owen PR

(323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend",

"estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.